File No. 811-_____


   As filed with the Securities and Exchange Commission on January 30, 1998
   ------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               -----------------

                                  FORM N-8B-2

                               -----------------

               REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                    WHICH ARE CURRENTLY ISSUING SECURITIES

        Pursuant to Section 8(b) of the Investment Company Act of 1940

                               -----------------

                        LIFE INSURANCE SEPARATE ACCOUNT
                        OF USAA LIFE INSURANCE COMPANY
                        (Name of Unit Investment Trust)

                              ------------------


          Not the Issuer of Periodic Payment Plan Certificates
   -----

     X    Issuer of Periodic Payment Plan Certificates
   -----


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      Certain items of Form N-8B-2 are inapplicable to Registrant  pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the difference between variable life insurance policies and other periodic payment plan certificates issued by investment companies and
between  separate  accounts   organized  as  management   companies  and  unit
investment trusts. See the reconciliation and tie sheet contained in the Form S-6 Registration Statement, which sheet is incorporated herein by reference.


                                       I

                     ORGANIZATION AND GENERAL INFORMATION

1.    (a)   Furnish  name  of the  trust  and  the  Internal  Revenue  Service
            Employer Identification Number.

                  Life Insurance Separate Account of USAA Life Insurance Company ("Registrant"). Registrant has no Internal Revenue Service Employer Identification Number.

      (b) Furnish title of each class or series of securities issued by the trust.

                  Units of interest under individual flexible premium variable life insurance policies (the "Policies").

2.    Furnish  name  and  principal  business  address  and zip  code  and the
      Internal  Revenue  Service  Employer   Identification   Number  of  each
      depositor of the trust.

            USAA Life Insurance Company ("USAA Life")
            9800 Fredericksburg Road, C-3-W
            San Antonio, TX 78288

            IRS Employer Identification Number: 74-1472662

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

            There is no custodian or trustee for Registrant.


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4.    Furnish  name  and  principal  business  address  and zip  code  and the
      Internal  Revenue  Service  Employer   Identification   Number  of  each
      principal underwriter currently distributing securities of the trust.

                  No Policies are being distributed currently. When distribution commences, USAA Investment Management Company ('USAA IMCO") will be the principal underwriter. Additional information about USAA IMCO called for by Item 4 of this registration statement is as follows:

                  10750 Robert F. McDermott Freeway
                  San Antonio, Texas 78288
                  IRS Employer Identification Number:  74-1664189

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  Texas.

6.    (a)   Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  Registrant was established pursuant to a resolution of the Board of Directors of USAA Life on January 20, 1998. Registrant will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them or until such time as Registrant's existence as a separate entity may terminate pursuant to any merger, consolidation or similar reorganization.

      (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                  Not applicable, for the reasons set forth under Item 3., above, which Registrant incorporates herein by reference.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state. [Chart omitted.]

            Registrant has never been known by any other name.


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8.    State the date on which the fiscal year of the trust ends.

            December 31.

9. MATERIAL LITIGATION. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

            None


                                      II

         GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

      (a)   Whether the securities are of the registered or bearer type;

                  Registered, insofar as a Policy is owned by the person named in the Policy as the Policy owner, and the records concerning the Policy owner are maintained by or on behalf of USAA Life.

      (b)   Whether the securities are of the cumulative or distributive type;

                  Cumulative, insofar as earnings in Registrant are reflected in Policy benefits and are not distributed.

      (c) The rights of security holders with respect to withdrawal or redemption;

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the prospectus, as amended and/or supplemented, filed as part of Registrant's Form S-6 Registration Statement filed contemporaneously


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                  herewith  under the  Securities Act of 1933, as amended (the
                  "Prospectus"), set out under the following captions:

                  Death Benefit
                  Other Policy Benefits
                  Payment of Policy Benefits
                  Transfer of Cash Value
                  Loans
                  Surrenders

      (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters;

                  In answer to this item, Registration incorporates herein by reference its response to Item 10.(c), above.

      (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement;

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the caption "Policy Lapse and Reinstatement."

      (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust;

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the caption "Investment Options--Voting Privileges."

      (g)   Whether security holders must be given notice of any change in:

            (1)   the composition of the assets of the trust;

                        In answer to this item, Registrant incorporates herein by reference the disclosure in the Prospectus set out under the captions "Investment Options--Additions or Changes to Investment Options," and "Investment Options--Voting Privileges: Disregard of Voting Instructions."


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            (2)   the terms and  conditions  of the  securities  issued by the trust;

                        In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the captions "Investment Options--Additions or Changes to Investment Options," "Investment Options--Voting Privileges," and "The Contract."

            (3)   the provisions of any indenture or agreement of the trust;

                        There is no indenture or agreement of trust relating to Registrant.

            (4)   the identity of the depositors, trustee or custodian;

                        Notice  would be required of a change in the  identity
                        of  the  depositor.   Registrant  has  no  trustee  or
                        custodian.

      (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

            (1)   the composition of the assets of the trust;

                        See  the  answer  to  Item  10.(g)(1),   above,  which
                        Registrant incorporates herein by reference.

            (2) the terms and conditions of the securities issued by the trust;

                        See  the  answer  to  Item  10.(g)(2),   above,  which
                        Registrant incorporates herein by reference.

            (3)   the provisions of any indenture or agreement of the trust;

                        Not applicable.

            (4)   the identity of the depositor, trustee or custodian;

                        See  the  answer  to  Item  10.(g)(4),   above,  which
                        Registrant incorporates herein by reference.

      (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.


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                  In answer to this item,  Registrant  incorporates  herein by reference the disclosure contained in the Prospectus set out under the captions "Death Benefit," "Other Policy Benefits," and "Loans."


INFORMATION CONCERNING THE SECURITIES UNDERYLING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have any interest. [Instructions omitted.]

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the caption "Investment Options."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

      (a)   Name of company;

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the caption "Investment Options."

      (b)   Name and principal business address of depositor;

                  Not applicable.

      (c)   Name and principal business address of trustee or custodian;

                  In answer to this item, Registrant incorporates herein by reference the disclosure set out under the captions "Service Providers" in the USAA Life Investment Trust (USAA Trust") prospectus (File Nos. 33-82270 and 811-8672); "Custodian" in The Alger American Fund ("Alger Fund") statement of additional information (File Nos. 33-21722 and 811-5550); "Other Information" in the Scudder Variable Life Investment Fund ("Scudder Fund") prospectus (File Nos. 2-96461 and 811-4257); and "Management of the Trust" in the prospectuses for each of the Equity 500 Index Fund, Small Cap Index Fund, and EAFE(R) Equity Index Fund of the BT Insurance Funds Trust ("BT Trust") (File Nos. 333-0479 and 811-7507).


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      (d)   Name and principal business address of principal underwriter;

                  In answer to this item, Registrant incorporates herein by reference the answer to Item 4., above, and the disclosure set out under the captions "Distributor" in the Alger Fund prospectus, and the back cover page of such prospectus; "Distributor" in the Scudder Fund prospectus; and "Distributor" in the prospectuses for each of the Equity 500 Index Fund, Small Cap Index Fund, and EAFE(R) Equity Index Fund of the BT Trust.

      (e) The period during which the securities of such company have been the underlying securities;

                  Not applicable, because Registrant has not yet commenced operations.


INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13.   (a)   Furnish the following  information with respect to each load, fee, expense or charge to which (1) principal payments;  (2) underlying
            securities;   (3)  distributions;   (4)  cumulated  or  reinvested
            distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject: (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; and (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                  In answer to this item, Registrant incorporates herein by reference the disclosure set out under the captions "The Policy at a Glance--Policy Charges and Deductions," "The Policy at a Glance--Fund Fees and Other Expenses," "Charges and Deductions," and "USAA Life," in the Prospectus; "Advisory Fees" and "Expenses" in the USAA Trust prospectus; "Fees" and "Expenses" in the Alger Fund prospectus; "Investment Adviser" in the Scudder Fund prospectus, and "Management of the Trust" in the prospectuses for each of the Equity 500 Index Fund, Small Cap Index Fund, and EAFE
                  (R) Equity Index Fund of the BT Trust.


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      (b)   For  each  installment  payment  type  of  periodic  payment  plan certificate of the trust,  furnish the following  information with
            respect  to  sales  load  and  other   deductions  from  principal
            payments. [Instructions, chart, and footnote omitted.]

                  Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. However, the Policies do provide for the imposition of sales loads and deductions for premium taxes as described under the Prospectus captions cited in answer to Item 13.(a), above, which Registrant incorporates herein by reference.

      (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

                  Not applicable, because the Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. But see the answer to Item 13.(a), above, which Registrant incorporates herein by reference.

      (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee or custodian or principal underwriter.

                  Not applicable.

      (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13.(a) which may be paid by security holders in connection with the trust or its securities.

                  Not applicable.

      (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13.(a) or 13.(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or


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

            interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the caption "Charges and Deductions--Monthly
                  Deductions: Administrative Charge (First Policy Year Only.)"

      (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                  Not applicable, because no Policies have yet been sold.


INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            In  answer  to  this  item,  Registrant   incorporates  herein  by
            reference the disclosure contained in the Prospectus set out under the captions "Policy Issuance" and "Premium Payments."

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            In  answer  to  this  item,  Registrant   incorporates  herein  by
            reference the disclosure contained in the Prospectus set out under the captions "Premium Payments" and "Investment Options."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            Amounts invested in Registrant are promptly invested in shares of funds underlying Registrant, namely the USAA Trust, the Alger Fund, the Scudder Fund, and the BT Trust (collectively,
            "Underlying Funds"). Also in answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the captions "Premium Payments--Allocation of Premiums" and "Investment Options."

17.   (a)   Describe the procedure with respect to withdrawal or redemption by security holders.

                  In answer to this item, Registrant incorporates herein by reference its response to Item 10.(c), above.

      (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  In response to this item, Registrant incorporates herein by reference its response to Items 10.(c), (d), and (e), above.

      (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                  A Policy, once surrendered in full, is canceled and may not be resold.

18.   (a)   Describe the  procedure  with respect to the receipt,  custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  All income and other distributable funds of Registrant will be reinvested in shares of the appropriate Underlying Fund at net asset value as of the date of receipt by Registrant, which shares will be added to the assets of Registrant.

      (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Not applicable.

      (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                  Net premium placed in Registrant constitutes the reserves for benefits under the Policy. The general assets of USAA Life are also available to satisfy USAA Life's obligations under the Policies.


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

      (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                  Not applicable. Separate Account assets are used to support benefits and amounts payable under the Policies, and, in any event, no Policies have yet been sold.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

            In  answer  to  this  item,  Registrant   incorporates  herein  by
            reference the disclosure contained in the Prospectus set out under the captions "USAA Life," and "Reports and Records."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

      (a)   Amendments to such indenture or agreement;

                  Not applicable.

      (b)   The extension or termination of such indenture or agreement;

                  Not applicable. See the answer to Item 6.(a), above, which Registrant incorporates herein by reference.

      (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

                  Not applicable. Registrant does not have a trustee or custodian.

      (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;


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

                  Not applicable.

      (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;

                  There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations, and functions. USAA Life is bound under the Policies and Texas law to carry out its obligations and those of Registrant under the Policies.

      (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                  There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed. USAA Life is bound under the Policies and Texas law to carry out its obligations (including those with respect to Registrant) under the Policies.

21.   (a)   State  the  substance  of  the  provisions  of  any  indenture  or agreement with respect to loans to security holders.

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the captions "Loans."

      (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

            (1) The name of each person who makes such agreements or arrangements with security holders;

            (2)   The rate of interest payable on such loans;

            (3)   The period for which loans may be made;

            (4)   Costs or charges for default in repayment at maturity;

            (5)   Other material provisions of the agreement or arrangement.


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

                  Not  applicable,   except  as  to  the  depositor.  See  the
                  responses to Items 3., 21.(a), above, and Item 21.(c) below, which Registrant incorporates herein by reference.

      (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                  Not applicable. Loans are available to Policy owners only in accordance with the loan provisions of the Policies. See the response to Item 21.(a), above, which Registrant incorporates herein by reference.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

            Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

            Not applicable with respect to the operations of Registrant.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor. Trustee or custodian not stated in Item 10 or Items 14. to 23. inclusive.

            In  answer  to  this  item,  Registrant   incorporates  herein  by
            reference the response to Item 3., above, and the disclosure contained in the Prospectus set out under the captions "Charges and Deductions," "Cash Value," "Telephone Transactions," "Free Look Right," "Postponement of Payments," and "More Policy Information."


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

                                      III

                    ORGANIZATION, PERSONNEL AND AFFILIATED
                             PERSONS OF DEPOSITOR


ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

            USAA Life was incorporated on June 24, 1963, under the laws of Texas, as a stock life insurance company.

26.   (a)   Furnish  the  following  information  with  respect  to  all  fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith: for each year, total payments by security holders;
            amount of sales load received; amount of administration fees received; amount of management fees received; amount of other fees received; aggregate gross amount of load, fees, etc. received.
            [Chart omitted.]

                  Not applicable, because Registrant has not yet commenced operations.

      (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)   The nature of such fee or participation;

                  (2)   The name of the person making payment;

                  (3) The nature of the services rendered in consideration for such fee or participation;

                  (4)   The aggregate  amount  received during the last fiscal
                        year  covered  by  the  financial   statements   filed
                        herewith;

                              Not applicable to depositor in its capacity as depositor to Registrant, because Registrant has not yet commenced operations. But Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the caption "Charges and Deductions--Monthly
                              Deductions: Admini- strative Charge (First Policy Year Only)."

27.   Describe  the  general  character  of  the  business  engaged  in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named
      capacity,   state  the  date  of  and  circumstances   surrounding  such
      cessation.

            In addition to serving as depositor of Registrant, USAA Life acts as depositor of the Separate Account of USAA Life Insurance Company, which funds variable annuity contracts issued by USAA Life, and transfer agent of the USAA Trust. USAA Life was the depositor of Variable Account A of USAA Life Insurance Company, which ceased to be an investment company on December 29, 1989, pursuant to Section 8(f) of the Investment Company Act of 1940.


OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28.   (a)   Furnish as at latest  practicable  date the following  information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor: name and principal business address;
            nature of the relationship or affiliation with depositor of the trust; ownership of all securities of the depositor; ownership of all securities of the trust; other companies of which each of the persons named above is presently an officer or director. [Chart and footnote omitted]

                  DEPOSITOR OF REGISTRANT

                  Name and address: See the answer to Item 2., above, which Registrant incorporates herein by reference.

                  Securities of the depositor: See the answer to Item 29., below, which Registrant incorporates herein by reference.

                  Securities of Registrant: Registrant has not issued any securities. In the future, USAA Life may own securities of

                  Registrant through, for example, amounts accumulated in Registrant arising from charges under the Policies or capital contributed to Registrant.

                  OFFICERS AND DIRECTORS OF DEPOSITOR

                  Name and address: In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the captions "USAA Life-- Directors of USAA Life," and "USAA Life--Officers (other than Directors)."

                  Securities of the depositor: Not applicable.

                  Securities of Registrant: Registrant has not issued any securities. In the future, from time to time, officers and directors may own securities of Registrant under any Policies they purchase.

                  Positions with other companies: In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the captions "USAA Life--Directors of USAA Life," and "USAA Life--Officers (other than Directors)."

                  NATURAL PERSONS OWNING SECURITIES OF DEPOSITOR

                  Not applicable.

      (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

      In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the captions "USAA Life--Directors of USAA Life," and "USAA Life--Officers (other than Directors)."


COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor: name and principal business address; nature of business; and ownership of all securities of the depositor. [Chart omitted.]

            As of the date of this Registration Statement, USAA Life is a wholly-owned subsidiary of United Services Automobile Association ("USAA"). USAA's principal business address is 9800 Fredericksburg Road, San Antonio, Texas 78288. USAA is a personal lines, property and casualty insurer.


CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor. [Chart omitted.]

            Not applicable.


COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

      COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart and footnote omitted]

            (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

            (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31.(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

            (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                        Items 31.(a), (b) and (c) are not applicable. No officer has been paid any separate remuneration for services rendered with respect to Registrant.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31., paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart and footnote omitted.]

      (a)   the aggregate direct remuneration to directors

      (b)   indirectly or through subsidiaries to directors

                  Items 32.(a) and (b) are not applicable. No director has been paid any separate remuneration for services rendered with respect to Registrant.


      COMPENSATION TO EMPLOYEES

33.   (a)   Furnish the  following  information  with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31. and 32.) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart and footnote omitted.]

                  Not  applicable.  No  employee  has been  paid any  separate
                  remuneration   for   services   rendered   with  respect  to
                  Registrant.

      (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33.(a): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work. [Chart and footnote omitted.]

                  Not applicable. No person who falls within any class of persons enumerated above has been paid any separate remuneration for services rendered with respect to Registrant.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31., 32., and 33.), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart and footnote omitted.]

            Not   applicable,   because   Registrant  has  not  yet  commenced
            operations.


                                      IV
                   DISTRIBUTION AND REDEMPTION OF SECURITIES


DISTRIBUTION OF SECURITIES

35.   Furnish the names of the states in which sales of the trust's securities
      (a) are currently being made, (b) are presently proposed to be made, and
      (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

            USAA Life has made no sales and is currently making no sales of the Policy to the public in any state. USAA Life intends to sell the Policies in all jurisdictions where USAA Life is licensed to sell variable life insurance.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

            In  answer  to  this  item,  Registrant   incorporates  herein  by
            reference the answer to Item 35., above.

37.   (a)   Furnish the  following  information  with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

            (1)   Name of officer, agency or body;
            (2)   Date of denial;
            (3)   Brief statement of the reason given for denial.

                        None.

      (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

            (1)   Name of officer, agency or body;
            (2)   Date of revocation;
            (3)   Brief statement of the reason given for revocation.

                        None.

38.   (a)   Furnish a general  description  of the method of  distribution  of securities of the trust.

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the caption "Policy Distribution."

      (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                  In answer to this item, Registrant incorporates herein by reference the answer to Item 38.(a), above. Pursuant to an Amended and Restated Distribution and Administration Agreement by and between USAA Life and USAA IMCO, dated December 16, 1994, as amended February 18, 1998 (the "Agreement"), USAA IMCO will serve as the distributor of the Policies. The Agreement may be terminated by either party upon at least 60 days notice to the other party. The
                  Agreement may not be assigned by either party without the prior written consent of the other party.

      (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                  In answer to this item, Registrant incorporates herein by reference the answer to Item 38.(a), above.


INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39.   (a)   State the form of  organization  of each principal  underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                  In answer to this item, Registrant incorporates herein by reference the answer to Item 4., above. USAA IMCO was organized under the laws of Texas on May 28, 1970.

      (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                  Not applicable, because no Policies are currently being distributed. However, USAA IMCO, the principal underwriter, is a member of the National Association of Securities Dealers, Inc.

40.   (a)   Furnish  the  following  information  with  respect  to  all  fees received by each principal  underwriter of the trust from the sale of securities  of the trust and any other  functions in connection therewith  exercised  by  such  underwriter  in such  capacity  or otherwise  during the period  covered by the financial  statements
            filed  herewith:  name  of  principal  underwriter;   year;  total
            payments by security holders; amounts received of (i) sales loads;
            (ii) administrative  fees; (iii) management fees; (iv) other fees;
            and (v) aggregate load, fees, etc. [Chart omitted.]

                  Not applicable, because no Policies have yet been sold.

      (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

41.   (a)   Describe the general  character of the business engaged in by each principal  underwriter,  including a statement  as to any business other than the  distribution  of  securities  of the  trust.  If a principal  underwriter  acts or has  acted  in any  capacity  with respect  to any  investment  company or  companies  other than the trust, state the name or names of such company or companies, their relationship,  if  any,  to the  trust  and  the  nature  of  such activities.  If a principal  underwriter has ceased to act in such
            named   capacity,   state  the  date  of  and  the   circumstances
            surrounding such cessation.

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the captions "Policy Distribution," and "Investment Options."

      (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                  Not applicable, because no Policies have yet been sold.

      (c) Furnish the number of individual salesmen for each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                  Not applicable, because no Policies have yet been sold.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: [Chart omitted.]

                  Not applicable. Registrant incorporates herein by reference the answer to Item 28.(a), above.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

            Not   applicable,   because  no  Policies  are   currently   being
            distributed. See the response to Item 35. above, which Registrant incorporates herein by reference.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44.   (a)   Furnish the  following  information  with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

            (1) the source of quotations used to determine the value of portfolio securities;

                        Shares of the Underlying Funds are valued at net asset value as supplied to USAA Life by the Underlying Fund or its agent.

            (2) whether opening, closing, bid, asked or any other price is used;

                        In answer to this item, Registrant incorporates herein by reference the answers to Items 16. and 44.(a)(1), above.

            (3) whether price is as of the day of sale or as of any other time;

                        In answer to this item, Registrant incorporates herein by reference the answer to Item 16., above. If received before 4:00 p.m., Eastern time, the price will be determined as of 4:00 p.m. that day. If received after 4:00 p.m., the next day's price will be used.

            (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

                        Registrant's assets and liabilities (such as charges against Registrant) are valued in accordance with generally-accepted accounting principles on an accrual basis. Since USAA Life does not expect to incur any substantial Federal income tax liability for a number of years, USAA Life does not intend to create a reserve for its Federal income taxes.

            (5) other items which registrant adds to the net asset value in computing offering price of its securities; [Chart omitted]

                        Not applicable.

            (6)   Whether adjustments are made for fractions:

                        (i)   before adding distributor's compensation (load);
                              and
                        (ii)  after adding distributor's compensation (load).

                        Not applicable, because Registrant does not compute per-unit values and sales loads in the manner presupposed by this item and Item 44.(b). Appropriate adjustments will be made for fractions in all computations.

      (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

                  NOTE: If registrant is an issuer of periodic payment plan certificates, furnish, in lieu of such schedule an appropriate, comparable schedule showing the acquisition price of the holders' interest in the underlying securities. [Schedule omitted.]

                  1.    Value of portfolio securities;
                  2.    Value of other assets;
                  3.    Total (1 plus 2);
                  4.    Liabilities (include accrued expenses and taxes);
                  5.    Value of net assets (3 minus 4);
                  6.    Other charges:
                        (a)   odd lot premiums;
                        (b)   brokerage commissions;
                        (c)   fees for administration;
                        (d)   fees for custodian or trustee;
                        (e)   fees for registrar or transfer agent;
                        (f)   transfer taxes;
                        (g)   reserves;
                        (h)   others; (i) total, 6(a) through 6(h), inclusive
                  7.    Adjusted value of net assets (5 plus 6(i));
                  8.    Number of units outstanding;

                  9.    Net asset value per unit (four decimals);
                        (a)   excluding other charges (5 divided by 8);
                        (b)   including other charges (7 divided by 8);
                  10.   Adjustment of 9(b) for fractions;
                  11.   Adjusted net asset value per unit;
                  12.   Offering  price  (show  four  decimals)
                         (If any sales load is charged, indicate amount, and apply percentage load to 11 or other applicable base, indicating base.);
                  13.   Adjustment of 12 for fractions;
                  14.   Offering price;
                  15.   Accumulated undistributed income per unit
                         (if not included in 3 and 9);
                  16.   Adjusted price (14 plus 15);
                  17.   Effective load per unit:
                        (a)   In dollars (16 - [9(a) + 15]);
                        (b)   In percentage (17(a) of [9(a) + 15]);

                              Not applicable. No Policies have yet been offered for sale to the public. See the response to Item 44.(a), above, which Registrant incorporates herein by reference.

      (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                  Not applicable. However, in answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the captions "Premium Payments--Planned Periodic Premium Payments," "Premium Payments--Annual Target Premium Payments," "Charges and Deductions--Monthly Deductions: Cost of Insurance Charges," "Charges and Deductions--Monthly Deductions: Charges for Optional Insurance Benefits," "Charges and Deductions--Surrender Charge," and "Calculating Your Cost of Insurance."

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

      (a)   by whose action redemption rights were suspended;

      (b) the number of days' notice given to security holders prior to suspension of redemption rights;

      (c)   reason for suspension;

      (d)   period during which suspension was in effect;

                  Items 45.(a)-(d) are not applicable, as there have been no sales.


REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46.   (a)   Furnish the  following  information  with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

      (1) The source of quotations used to determine the value of portfolio securities;

                  In answer to this item, Registrant incorporates herein by reference Item 44.(a)(1), above.

      (2)   Whether opening, closing, bid, asked or any other price is used;

                  In answer to this item, Registrant incorporates herein by reference Item 44.(a)(2), above.

      (3)   Whether price is as of the day of sale or as of any other time;

                  In answer to this item, Registrant incorporates herein by reference Item 44.(a)(3), above.

      (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

                  In answer to this item, Registrant incorporates herein by reference Item 44.(a)(4), above.

      (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities; [Chart omitted]

                  In answer to this item, Registrant incorporates herein by reference the disclosure contain the Prospectus set out under the captions "Charges and Deductions," and "Other Policy Benefits--Optional Insurance Benefits."

      (6)   Whether adjustments are made for fractions.

                  In answer to this item, Registrant incorporates herein by reference Item 44.(a)(6), above.

      (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

            NOTE: If registrant is an issuer of periodic payment plan certificates, furnish, in lieu of such schedule an appropriate, comparable schedule showing the acquisition price of the holders' interest in the underlying securities. [Schedule omitted.]

            1.    Value of portfolio securities;
            2.    Value of other assets;
            3.    Total (1 plus 2);
            4.    Liabilities (include accrued expenses and taxes);
            5.    Value of net assets (3 minus 4);
            6.    Other charges:
                  (a)   odd lot premiums;
                  (b)   brokerage commissions;
                  (c)   fees for administration;
                  (d)   fees for custodian or trustee;
                  (e)   fees for registrar or transfer agent;
                  (f)   transfer taxes;
                  (g)   reserves;
                  (h)   others;
                  (i)   total, 6(a) through 6(h), inclusive;
            7.    Adjusted value of net assets (5 plus 6(i));
            8.    Number of units outstanding;
            9.    Net asset value per unit (four decimals):
                  (a)   excluding other charges (5 divided by 8);
                  (b)   including other charges (7 divided by 8);
            10.   Adjustment of 9(b) for fractions;
            11.   Adjusted net asset value per unit;
            12.   Redemption charge;
            13.   Adjusted redemption price;
            14. Accumulated undistributed income per unit (if not included in 3 and 9);
            15.   Actual redemption price (13 plus 14);
            16.   Effective redemption fee per unit:
                  (a)   In dollars ((9(a) + 14) / 15);
                  (b)   In percentage (16(a) of (9(a) + 14));

                        Not applicable. No policies have been offered for sale to the public.


PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.

            There is no procedure for the purchase of underlying securities or interests therein from Policy owners who exercise surrender rights.

      State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

            Not applicable.


                                       V

                INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN


48. Furnish the following information as to each trustee or custodian of the trust;

      (a)   Name and principal business address;

      (b)   Form of organization;

      (c) State or other sovereign power under the laws of which the trustee or custodian was organized;

      (d)   Name of governmental supervising or examining authority.

                  Items 48.(a)-(d) are not applicable. Registrant does not have a trustee or custodian.


49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

            Not applicable. Registrant does not have a trustee or custodian.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

            Not applicable. Registrant does not have a trustee or custodian.


                                      VI

                      INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

      (a)   The name and address of the insurance company;

      (b)   The types of policies and whether individual or group policies;

      (c)   The types of risks insured and excluded;

      (d)   The coverage of the policies;

      (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

      (f)   The terms and manner of cancellation and of reinstatement;

      (g) The method of determining the amount of premiums to be paid by holders of securities;

      (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year;

      (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

      (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                  Not applicable. But see the full particulars of the material insurance-related provisions of the Policies that are contained in the Prospectus, which Registrant incorporates herein by reference, set forth under the captions "Death Benefit," "Other Policy Benefits," and "Payment of Policy Benefits."


                                      VII

                             POLICY OF REGISTRANT

52.   (a)   Furnish  the  substance  of the  provisions  of any  indenture  or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                  In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the caption "Investment Options--Additions or Changes to Investment Options." USAA Life will not substitute another security for those of the Underlying Funds held by Registrant unless the Commission shall have approved such substitution, as required by applicable law.

      (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

            (1)   Title of security;

            (2)   Date of elimination;

            (3)   Reasons for elimination;

            (4) The use of the proceeds from the sale of the eliminated security;

            (5)   Title of security substituted, if any;

            (6)   Whether  depositor,   principal   underwriter,   trustee  or
                  custodian or any affiliated person of the foregoing were involved in the transaction;

            (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction;

                        Not applicable, because no Policies have yet been issued.

      (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

            (1)   the grounds for elimination and substitution;

            (2) the type of securities which may be substituted for any underlying security;

            (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

            (4) whether such substituted securities may be the securities of another investment company; and

            (5)   the  substance  of  the   provisions  of  any  indenture  or
                  agreement which authorize or restrict the policy of the registrant in this regard.

      (If this subject has been entirely covered in Item 52.(b), state "not applicable".)

                  In answer to this item, Registrant incorporates by reference herein the responses to Items 52.(a) and 52.(b), above.

      (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                           None.


REGULATED INVESTMENT COMPANY

53.   (a)         State the taxable status of the trust.

                        In answer to this item, Registrant incorporates herein by reference the disclosure contained in the Prospectus set out under the captions "Tax Matters--Taxation of USAA Life."

      (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                        Not applicable because Registrant is not a separate taxable entity.


                                     VIII

                     FINANCIAL AND STATISTICAL INFORMATION


54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities: [Chart omitted.]

            Not applicable. Registrant is deemed to be the issuer of periodic payment plan certificates.


55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [Chart omitted.]

            Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. Furthermore, the Policies have not yet been sold, and Registrant does not yet have an operating history.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. [Chart and footnotes omitted.]

            Not applicable. See the response to Item 55., above, which Registrant incorporates herein by reference.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment plan certificate currently being issued by the trust. [Chart omitted.]

            Not applicable. See the response to Item 55., above, which Registrant incorporates herein by reference.

58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date. [Chart omitted.]

            Not applicable. See the response to Item 55., above, which Registrant incorporates herein by reference.

59. Financial statements shall be filed in accordance with the instructions given below. [Instructions omitted.]


FINANCIAL STATEMENTS OF THE TRUST

      No  financial  statements  are filed  herewith for  Registrant,  because
      Registrant  has  not  yet  commenced   operations,   has  no  assets  or
      liabilities, and has not received any income or incurred any expenses.


FINANCIAL STATEMENTS OF THE DEPOSITOR

         The financial statements of USAA Life should be considered only as bearing upon the ability of USAA Life to meet its obligations under the Policies. They should not be considered as bearing upon the investment performance of the assets held in Registrant. Registrant incorporates by reference herein the financial statements and other text contained under ("Financial Statements") in the Prospectus.

         (Notwithstanding general instruction 2.(d) to Form N-8B-2, such incorporation by reference is being made pursuant to the established administrative practice of the Commission and its staff, which is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference.)

                                   EXHIBITS

(Notwithstanding general instruction 2.(d) to Form N-8B-2, various exhibits, described below, have been incorporated herein by reference pursuant to the established administrative practice of the Commission and its staff. Such practice is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference.)

A. Furnish the most recent form of the following as amended to date and currently in effect:

      (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

                  Resolution of Board of Directors of USAA Life Insurance Company establishing The Life Insurance Separate Account of USAA Life Insurance Company. (The resolution is filed in lieu of a trust or indenture creating a unit investment trust.)

                  The resolution is filed as Exhibit l.(1) to Registrant's Form S-6 Registration Statement filed contemporaneously, under the Securities Act of 1933, ("Registration Statement"), which Registrant incorporates herein by reference.

      (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                  Not applicable.

      (3)   Distributing contracts:

            (3)(a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

                              Amended and Restated Distribution and Administration Agreement by and between USAA Life Insurance Company and USAA Investment Management Company, dated December 16, 1994, and amended and restated, to encompass variable universal life insurance, dated February 18, 1998.

                              The  Agreement  is filed as Exhibit  l.(3)(a) to
                              Registrant's   Registration   Statement,   which
                              Registrant incorporates herein by reference.

            (3)(b)      Specimen  of  typical   agreements  between  principal
                        underwriter and dealers, managers, sales supervisors and salesmen.

                              Not applicable

            (3)(c)      Schedules  of sales  commissions  referred  to in Item
                        38(c).

                              Not applicable.

      (4) Any agreement between the principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

                              Not applicable.

      (5)   The form of each type of security.

                              Form of Variable Universal Life Insurance Policy (Policy Form No. 31747), including riders.

                              The  policy  form  is  filed  as  Exhibit  1.(5)
                              Registrant's   Registration   Statement,   which
                              Registrant incorporates herein by reference

      (6)   The   certificate  of   incorporation   or  other   instrument  of
            organization and by-laws of the depositor.

            (6)(a) Articles of Incorporation of USAA Life Insurance Company, as amended.

                              The Articles of Incorporation are filed as Exhibit l.(6)(a) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (6)(b)      Bylaws of USAA Life Insurance Company.

                              The  Bylaws  are filed as  Exhibit  1.(6)(b)  to
                              Registrant's   Registration   Statement,   which
                              Registrant incorporates herein by reference.

      (7) Any insurance policy under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

                              Not applicable.

      (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

            (8)(a) Amended and Restated Underwriting and Administrative Services Agreement by and between USAA Life Insurance Company, USAA Life Investment Trust and USAA Investment Management Company, dated December 16, 1994, amended February 7, 1997, and amended and restated, to encompass variable life insurance, dated February 18, 1998.

                        The   Agreement  is  filed  as  Exhibit   1.(8)(a)  to
                        Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(b)(i)   Investment Advisory Agreement by and between USAA Life
                        Investment   Trust  and  USAA  Investment   Management
                        Company, dated December 16, 1994.

                        The Agreement is filed as Exhibit 1.(8)(b)(i) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(b)(ii) Amendment to Investment Advisory Agreement by and between USAA Life Investment Trust and USAA Investment Management Company, with respect to Funds added to Trust, dated February 7, 1997.

                        The Agreement is filed as Exhibit 1.(8)(b)(ii) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(b)(iii) Second Amendment to Investment  Advisory  Agreement by
                        and between USAA Life Investment Trust and USAA Investment Management Company, to encompass variable life insurance, dated February 18, 1998.

                        The Agreement is filed as Exhibit 1.(8)(b)(iii) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(c)(i) Transfer Agent Agreement by and between USAA Life Investment Trust and USAA Life Insurance Company, dated December 15, 1994.

                        The Agreement is filed as Exhibit 1.(8)(c)(i) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(c)(ii) Letter Agreement by and between USAA Life Investment Trust and USAA Life Insurance Company, appointing USAA Life as the Transfer Agent and Dividend Disbursing Agent for Funds added to Trust, dated February 7, 1997.

                        The Agreement is filed as Exhibit 1.(8)(c)(ii) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(c)(iii) Amendment to Transfer  Agent  Agreement by and between
                        USAA Life Investment Trust and USAA Life Insurance Company, to encompass variable universal life insurance, dated February 18, 1998.

                        The Agreement is filed as Exhibit 1.(8)(c)(iii) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(d)(i) Amended Participation Agreement by and between Scudder Variable Life Investment Fund and USAA Life Insurance Company.

                        The Agreement is filed as Exhibit 1.(8)(d)(i) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(d)(ii) Amended Participating Contract and Policy Agreement by and between Scudder Investor Services, Inc. and USAA Investment Management Company.

                        The Agreement is filed as Exhibit 1.(8)(d)(ii) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(d)(iii) Reimbursement   Agreement  by  and  between   Scudder,
                        Stevens & Clark, Inc. and USAA life Insurance Company, dated February 3, 1995.

                        The Agreement is filed as Exhibit 1.(8)(d)(iii) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(d)(iv) Amended Letter Agreement by and between Scudder, Stevens & Clark, Inc., Scudder Investor Services, Inc., Scudder Variable Life Investment Fund, USAA Life Insurance Company and USAA Investment Management Company.

                        The Agreement is filed as Exhibit 1.(8)(d)(iv) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(e)(i) Amended Participation Agreement by and between The Alger American Fund, Fred Alger Management, Inc., Fred Alger & Company, Incorporated, and USAA Life Insurance Company.

                        The Agreement is filed as Exhibit 1.(8)(e)(i) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(e)(ii) Amended Expense Allocation Agreement by and between Fred Alger Management, Inc., Fred Alger & Company, Incorporated, and USAA Life Insurance Company.

                        The Agreement is filed as Exhibit 1.(8)(e)(ii) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(f)(i) Participation Agreement by and between BT Insurance Funds Trust, Bankers Trust Company and USAA Life Insurance Company.

                        The Agreement is filed as Exhibit 1.(8)(f)(i) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

            (8)(f)(ii) Expense Allocation Agreement by and between Bankers Trust Company and USAA Life Insurance Company.

                        The Agreement is filed as Exhibit 1.(8)(f)(ii) to Registrant's Registration Statement, which Registrant incorporates herein by reference.


      (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

                        Not applicable.

      (10)  Form of application for a periodic payment plan certificate.

            (10)(a) Form of Application for the Variable Universal Life Insurance Policy filed as Exhibit 1.(5).

                        The form is filed as Exhibit 1.(10)(a) to Registrant's Registration Statement, and is incorporated herein by reference.

            (10)(b)     Proposed Section 1035 Exchange Form.

                        The form is filed as Exhibit 1.(10)(b) to Registrant's Registration Statement, which Registrant incorporates herein by reference.

B.    Furnish copies of each of the following:

      (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                  Not applicable.

      (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                  Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

                                   SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, USAA Life Insurance Company, as depositor of the Registrant, has caused this registration statement to be duly signed on behalf of the Registrant in the City of San Antonio and State of Texas on the 30th day of January, 1998.


(SEAL)
                          Signature:    Life Insurance Separate Account of
                                        USAA Life Insurance Company
                                               (Registrant)

                          By:           USAA Life Insurance Company
                                        (On behalf of Registrant and itself)

                          By:            /s/EDWIN L. ROSANE
                                         ------------------
                                         EDWIN L. ROSANE
                                         President


Attest: /s/DWAIN A. AKINS
        -----------------
         DWAIN A. AKINS
         Assistant Vice President and
           Assistant Secretary